Second Quarter and First Six Months 2008 Earnings Report

July 28, 2008

     Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited results for the second quarter and first six months of 2008.

     Effective January 1, 2008, ICA adopted several accounting changes pursuant to Mexican Financial Reporting Standards (NIFs) and their interpretations (INIFs). These changes, which include the end of inflation adjustments to financial statements, are summarized in the Notes section of this report.

     Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior-year period.


Summary

                                                                              6 months
                                                   ------------------------------------------------------------------
(Ps. million)                                         2Q07        2Q08   % Chg         2007         2008     % Chg
-------------------------------------------------------------------------------   -----------------------------------
Revenues ..............................              5,649       6,227      10       10,490       11,448         9
Operating Income ......................                403         352     (13)         666          741        11
Consolidated Net Income ...............                227          93     (59)         370          293       (21)
Net Income of Majority Interest .......                121          64     (47)         146           93       (37)
Adjusted EBITDA .......................                543         596      10          989        1,185        20
Operating Margin ......................               7.1%        5.7%                    6.3%         6.5%
Adjusted EBITDA Margin ................               9.6%        9.6%                    9.4%        10.4%
EPS (Ps.) .............................               0.30        0.13                    0.36         0.19
EPADS (US$) ...........................               0.12        0.05                    0.14         0.07
Backlog ...............................             29,118      37,352      28



2Q08 Highlights
--------------------------------------------------------------------------------
o Revenues increased 10% to Ps. 6,227 million. Construction revenues (76% of the total) rose 4%. Infrastructure and Housing revenues increased 27% and 49%, respectively, and together generated 24% of total revenues.

     o Operating income decreased 13% to Ps. 352 million, with an operating margin of 5.7%. The reduction was principally the result of the review of the expected profitability of the Chicontepec I oil field project upon completion and the margins on the mix of projects under execution.

     o Adjusted EBITDA, which is equivalent to UAFIDA in Mexico, increased 10% to Ps. 596 million, with an Adjusted EBITDA margin of 9.6%. Further adjusted for net interest expense included in cost of sales, the margin increased to 10.4%.

     o Construction backlog was Ps. 37,352 million as of June 30, 2008, equivalent to 24 months of work based on second quarter construction revenues. The ratio of new contracts to execution of backlog was 2.7.

     o New projects and project increases added to backlog totaled Ps. 12,980 million. These included Line 12 of the Mexico City Metro (Ps. 7,924 million), the Rio de los Remedios-Ecatepec expressway (Ps. 2,672 million), and new Rodio projects (Ps. 433 million). In industrial construction, there were increases in the steel plant for AHMSA (Ps. 517 million) and an increase in Package II of the Minatitlan refinery reconfiguration project (Ps. 351 million), among others.

     o Total debt as of June 30, 2008 was Ps. 13,474 million, an increase of Ps. 2,017 million as compared to June 30, 2007. The increase reflects new borrowings to finance projects under construction. Net debt was Ps. 7,470 million.

     o ICA recorded consolidated net income of Ps. 93 million in 2Q08, as compared to Ps. 227 million in 2Q07. Majority net income was Ps. 64 million, as compared to Ps. 121 million in the prior-year period.


Overview of the Quarter
--------------------------------------------------------------------------------

     During the second quarter, revenues increased 10%, costs rose 12%, and general and administrative expenses increased 8%, as compared to 2Q07. As a percentage of revenues, general and administrative expenses fell to 9.3% of revenues from 9.5% in the prior-year period.

     Backlog as of the end of the second quarter of 2008 reflects a recovery in contracting for civil construction projects and concessions. However, clients in both the public and private sectors have delayed contracting new industrial projects.

     Industrial construction recorded the net effect of a Ps. 62 million increase in costs, incurred principally as a result of the review of the expected profitability of the Chicontepec I project upon completion.

     The rising cost of steel and other raw materials is affecting the profitability of certain fixed price projects, particularly in Civil Construction. Rising prices for electricity and contracted services are also affecting Airports margins.

     The appreciation of the exchange rate affected contract values and revenues from projects denominated in dollars. Thirty percent of backlog is denominated in foreign currency, principally dollars. This effect was partially offset by the exchange rate effect on dollar denominated debt, which accounted for 29% of ICA's total debt as of June 30, 2008.


Consolidated Results of Operations

                                                                                         6 months
                                             --------------------------------  -------------------------------------
(Ps. million)                                      2Q07       2Q08   % Chg           2007       2008      % Chg
-----------------------------------------------------------------------------  -------------------------------------
Revenues .................................        5,649       6,227    10          10,490      11,448         9
Costs ....................................        4,710       5,296                 8,854       9,638
General and administrative expenses ......          536         579                   971       1,069
Operating Income .........................          403         352   (13)            666         741        11
Other Income (Loss) Net ..................          (38)         (3)                  (71)        (97)
Financing Cost (Income), net .............          169         183                   304         305
Share in Net Income of Affiliates ........           21         (97)                   19        (195)
Taxes ....................................           66         (18)                   82          44
Consolidated Net Income ..................          227          93   (59)            370         293       (21)
Net Income of Minority Interest ..........          105          29                   224         201
Net Income of Majority Interest ..........          121          64   (47)            146          93       (37)

EPS (Ps.) ................................    Ps.  0.30   Ps.  0.13             Ps.  0.36   Ps.  0.19
EPADS (US$) ..............................    US$  0.12   US$  0.05             US$  0.14   US$  0.07
Weighted average shares (millions) .......       406.89      498.13                405.24     498.09




Second quarter 2008
--------------------------------------------------------------------------------

     Revenues were Ps. 6,227 million, an increase of 10%. The increase in revenues was principally due to increases in Civil Construction, Housing, and Infrastructure revenues, which were partially offset by decreases in Industrial Construction and Rodio revenues. Revenues generated in Mexico represented 88% of the total. Revenues denominated in foreign currency, both dollars and other currencies, were 39% of the total.

     Cost of sales was Ps. 5,296 million, as compared to Ps. 4,710 million in 2Q07. Cost of sales was 85% of revenues as compared to 83% in the prior-year period. The increase in costs reflects the rising price of raw materials as well as the review of the expected profitability of the Chicontepec I project upon completion.

     General and administrative expenses totaled Ps. 579 million, a Ps. 43 million increase as compared to 2Q07. General and administrative expenses were 9.3% of revenues in 2Q08, as compared to 9.5% in 2Q07.

     Operating income was Ps. 352 million, a decrease of 13%, principally as a result of higher costs as a proportion of sales. The Construction segment contributed 7% of operating income, Housing 14%, and Infrastructure 79%. Other (corporate costs and non-strategic operations in process of divestment) was a loss of Ps. 4 million, or 1% of the total. The consolidated operating margin was 5.7%, as compared to 7.5% in 2Q07.

     Other income (expense), net was an expense of Ps. 3 million, as compared to an expense of Ps. 38 million in the prior-year period.

     Integral financing cost in 2Q08 was Ps. 183 million as compared to Ps. 169 million in 2Q07. The increase is the net effect of lower interest expense, despite an increase in total debt, lower interest income, the elimination of monetary adjustments from the application of NIF B-10, and an increase in the exchange loss. See the debt section below.

     Share of net income of unconsolidated affiliates was a loss of Ps. 97 million, compared to a gain of Ps. 21 million in the prior-year period. The composition of this line item is shown in the following table.


Share in Net Income of Affiliates                                                     6 meses
---------------------------------------------------------------------------  ---------------------------
(Million Pesos)                               2Q07       2Q08      % Chg        2007      2008   %Var
---------------------------------------------------------------------------  ---------------------------
Red Concesionaria de Occidente (RCO)            0         (106)        -                 (199)       -
Suministros Aguas Queretaro                     0            2         -                   (1)       -
Proactiva Medio Ambiente Mexico                16           14       (14)         3        22      587
Empresas en Peru                                6            6        (3)         7         6      (13)
Otras                                          (2)         (14)      772          9       (24)     n.m.
Total                                          21          (97)      n.m.        19      (196)     n.m.



     The loss corresponds principally to ICA's participation in Red de Carreteras de Occidente (RCO), the operator of the FARAC I tollroad package, and is a result of debt service costs on the project's debt. This was partially offset by income from Pro Media Ambiente Mexico and gains on real estate operations in Peru.

     Income before taxes totaled Ps. 76 million in the second quarter, as compared to Ps. 293 million in 2Q07.

     Taxes. There was a net tax credit of Ps. 18 million, which is the result of a provision for taxes of Ps. 134 million and the recovery of taxes of Ps. 152 million.

     Consolidated net income was Ps. 93 million, as compared to Ps. 227 million in 2Q07.

     Net income of minority interest was Ps. 29 million, as compared to Ps.105 million in 2Q07. Of the total, Airports accounted for Ps. 62 million.

     Net income of majority interest was Ps. 64 million, as compared to net income of Ps. 121 million in 2Q07.

o        Earnings per share were Ps. 0.13.
o        Earnings per ADS were US$0.05.


First six months 2008
--------------------------------------------------------------------------------

     Revenues were Ps. 11,448 million, an increase of 9% as compared to Ps. 10,490 million in the 2007 period. All segments except Industrial Construction reported increases in revenues.

     Operating income was Ps. 741 million, an increase of 11% as compared to Ps. 666 million in the prior-year period.

     Consolidated net income was Ps. 293 million, compared to net income of Ps. 370 million in the first six months of 2007.

     Net income of majority interest was Ps. 93 million, compared to net income of Ps. 146 million in the 2007 period.

o        Earnings per share were Ps. 0.19.
o        Earnings per ADS were US$0.07.

     Statement of Cash Flows. During the first six months of 2008, net cash used in operations was Ps. 1,429 million, and cash used in investing activities was Ps. 2,286 million. The former was financed with net cash from financing activities of Ps. 2,874 million and use of cash. The statement of cash flows is not comparable to the statement of changes in financial condition presented during 2007.


Adjusted EBITDA

------------------------------------------------------------------------------------------------------------
                                                                                         6 months
                                                                                ---------------------------
   (Ps. million)                                 2Q07      2Q08    % Var          2007       2008    % Var
-----------------------------------------------------------------------------------------------------------
Net income of majority interest                   121        64      (47)          146         93      (37)
Adjusted for:
  Net Income of Minority Interest                 105        29                    224        201
  Taxes                                            66       (18)                    82         44
  Share in Net Income of Affiliates                21       (97)                    19        195
  Integral financing cost                         169       183                    304        305
  Other (Income) Loss, Net                        (38)       (3)                   (71)       (97)
  Depreciation and amortization                   140       244                    322        444
  -----------------------------------------------------------------------------------------------------------
Adjusted EBITDA                                   543       596       10           988      1,185       20
Adjusted EBITDA Margin                              9.6%      9.6%                   9.4%      10.4%
-----------------------------------------------------------------------------------------------------------
  + Net interest expense included in
  cost of sales                                    61        51                    379        314
Adjusted  EBITDA + net  interest  expense
  in cost of sales                                604       647                  1,367      1,499
Adjusted EBITDA plus interest margin               10.7%     10.4%                  13.0%      13.1%
-----------------------------------------------------------------------------------------------------------

     Adjusted EBITDA is equivalent to the financial measure used in Mexico entitled UAFIDA.

     Adjusted EBITDA in 2Q08 increased 10% to Ps. 596 million, with an Adjusted EBITDA margin of 9.6%. Increased Adjusted EBITDA in Civil Construction and Infrastructure more than offset reductions in Rodio, Industrial Construction, Housing, and Other.

     Adjusted EBITDA is not a financial measure computed under U.S. GAAP and should not be considered as an indicator of financial performance or free cash flow under U.S. GAAP. Adjusted EBITDA is defined by ICA as net income of majority interest plus: (i) net income of minority interest, (ii) taxes, (iii) share in net income of affiliates, (iv) integral financing cost, (v) other (income) loss, net, and (vi) depreciation and amortization. ICA's management believes that it provides a useful measure of its own performance that is widely used by investors and analysts to evaluate performance and make comparisons with other companies. Other companies may define a similarly titled concept differently. We provide a reconciliation of net income of majority interest to Adjusted EBITDA in the table above.

     Adjusted EBITDA, further adjusted for net interest expense included in cost of sales, was Ps. 647 million in 2Q08, with a margin of 10.4%. Interest expense included in cost of sales results from projects in Housing, the La Yesca hydroelectric project, and the Irapuato-La Piedad and Queretaro-Irapuato highway Public Private Partnership (PPP) projects, principally.


                                                                        6 months
                                                          --------------------------------
(Ps. million)                                               2Q07        2Q08        % Var        2007          2008        %Var
--------------------------------------------------        --------------------------------      ---------------------------------
Construction ....Revenues ........................         4,545       4,745            4        8,457        8,841           5
                 Operating Income ................           176          25          (86)         218          124         (43)
                 Adjusted EBITDA .................           222         100          (55)         325          260         (20)
                 Operating Margin ................             3.9%        0.5%                      2.6%         1.4%
                 Adj. EBITDA Margin 4.9% .........             4.9%        2.1%                      3.8%         2.9%

Housing .........Revenues ........................           458         684           49          810        1,092          35
                 Operating Income ................            26          50           89           44           66          50
                 Adjusted EBITDA .................            29          47           58           49           67          36
                 Operating Margin ................             5.7%        7.3%                      5.4%         6.0%
                 Adj. EBITDA Margin 6.4% .........             6.4%        6.8%                      6.1%         6.2%

Infrastructure ..Revenues ........................           652         828           27        1,242        1,589          28
                 Operating Income ................           240         282           18          465          596          28
                 Adjusted EBITDA .................           324         451           39          656          896          37
                 Operating Margin ................            36.8%       34.1%                     37.4%        37.5%
                 Adj. EBITDA Margin49.7% 54.4% ...            49.7%       54.4%                     52.8%        56.4%

Other ...........Revenues ........................            (7)        (30)                      (19)         (75)
                 Operating Income ................           (39)         (4)                      (60)         (45)

Consolidated ....Revenues ........................         5,649       6,227           10       10,490       11,448           9
                 Operating Income ................           403         352          (13)         685          741          11
                 Adjusted EBITDA .................           543         596           10        1,007        1,185          20
                 Operating Margin ................             7.1%        5.7%                    6.5%           6.5%
                 Adj. EBITDA Margin 9.6% .........             9.6%        9.6%                    9.6%          10.4%


                                                                                       6 months
--------------------- --------------------- -------- --------- -------- ---- ------------------------------
(Ps. million)                                  2Q07      2Q08     %Var          2007       2008    % Var
--------------------- --------------------- -------- --------- -------- ---- ---------- ---------- --------
Construction Total .. Revenues ............   4,545     4,745       4          8,457      8,841       5
                      Operating Income ....     176        25     (86)           218        124     (43)
                      Adjusted EBITDA .....     222       100     (55)           325        260     (20)
                      Operating Margin ....     3.9%      0.5%                   2.6%       1.4%
                      Adj.EBITDA Margin ...     4.9%      2.1%                   3.8%       2.9%
===================== ===================== ======== ========= ======== ==== ========== ========== ========
Civil Construction .. Revenues ............   1,912     2,353      23           3,712      4,117       11
                      Operating Income ....      74        70      (6)              99         91      (8)
                      Adjusted EBITDA .....      91       115      27             142        165       17
                      Operating Margin ....    3.9%      3.0%                    2.7%       2.2%
                      Adj. EBITDA Margin ..    4.7%      4.9%                     3.8%       4.0%
 --------------------- --------------------- -------- --------- -------- ---- ---------- ---------- --------
Industrial
Construction ........ Revenues ............   2,146     1,940     (10)           3,889      3,854      (1)
                      Operating Income ....      83      (50)     160)              97         21     (78)
                      Adjusted EBITDA .....      96      (32)    (133)             124         55     (55)
                      Operating Margin ....    3.9%      2.6%                      2.5%       0.5%
                      Adj. EBITDA Margin ..    4.5%    (1.6)%                      3.2%       1.4%
--------------------- --------------------- -------- --------- -------- ---- ---------- ---------- --------
Rodio Kronsa ........ Revenues ............     487       451      (7)             856        870        2
                      Operating Income ....      19         5     (74)              22         12
                      Adjusted EBITDA .....      35        16     (55)              59         39
                      Operating Margin ....    3.9%      1.1%                     2.5%        1.4%
                      Adj.EBITDA Margin ...    7.2%      3.5%                     6.9%        4.5%
--------------------- --------------------- -------- --------- -------- ---- ---------- ---------- --------



     Construction segment revenues increased 4% in 2Q08 compared to the prior-year period. Civil Construction increased 23%, which offset reductions in Industrial Construction and Rodio of 10% and 7%, respectively. The operating margin was 0.5%. The segment generated Adjusted EBITDA of Ps. 100 million in 2Q08, with an Adjusted EBITDA margin of 2.1%.


Civil Construction
--------------------------------------------------------------------------------

     The projects that contributed most to revenues were:

     o La Yesca hydroelectric project (8.2% of construction revenues, with a scheduled completion date of June 2012);

     o The Queretaro - Irapuato highway PPP (4.3% of construction revenues, with a scheduled completion date of July 2009); and

     o The Naval Specialties Hospital (3.8% of contruction revenues, with a scheduled completion date of October 2008).

     Revenues increased 23% during the second quarter, as compared to 2Q07. The operating margin was 3.0%, as compared to 3.9% in 2Q07. The lower operating margin was the result of increased raw materials prices such as steel (up more than 50% in the first six months of 2008), which have not been reflected in the value of the contracts or are in negotiation to be included. This particularly affects fixed price contracts, where the increased costs are recorded but the value of the contract has not been changed. In addition, depreciation charges increased.

     Adjusted EBITDA in this segment was Ps. 115 million, as compared to Ps. 91 million during 2Q07, with a margin of 4.9%.

Industrial Construction
--------------------------------------------------------------------------------

The projects that contributed most to revenues in 2Q08 were:

     o Reynosa V and VI cryogenic plants for Pemex (10.2% of construction revenues, with a scheduled completion date of January 2009);

     o Package II of the Minatitlan refinery reconfiguration, (9.7% of construction revenues, with a scheduled completion date of December 2008); and

     o The Energia Costa Azul project for Sempra (4.7% of construction revenues, with a scheduled completion date of November 2009).

     Revenues decreased 10% as a result of the process of completion and corresponding lower volume of work on the Minatitlan II refinery reconfiguration project, which was not offset by revenues from other large-scale projects. Results for the quarter include the net effect of a Ps. 62 million increase in costs incurred principally as a result of the review of the expected profitability of the Chicontepec I project upon completion.

     The segment's operating margin was (2.6)% of revenues. Industrial Construction Adjusted EBITDA was Ps. (32) million in 2Q08, compared to Ps. 96 million in 2Q07, with a margin of (1.6)%.

Rodio
--------------------------------------------------------------------------------

     Rodio accounted for 9.5% of total construction revenues. The most important projects were:

     o Porta Firal foundation work in Barcelona; the building will be the headquarters for Iberdrola.

     o Parking for the IKEA store in Barcelona.

     o Foundation for the new Portucel paper mill in Portugal.

     ICA's share of Rodio revenues was Ps. 451 million, a decrease of 7% as compared to Ps. 487 million in 2Q07. Operating income was Ps. 5 million, a decrease of 74% as compared to 2Q07. Rodio generated Adjusted EBITDA of Ps. 16 million, with an Adjusted EBITDA margin of 3.5%.


Housing Development
                                                                                      12 months
----------------- --------------------- ------------ ---------- -------- -- -------------------------------
(Ps. million)                                  2Q07       2Q08   % Var           2007        2008   % Var
----------------- --------------------- ------------ ---------- -------- -- ----------- ----------- -------
Housing
Development ..... Revenues ...........          458        684       49            810       1,092      35
                  Operating Income ...           26         50       89             44          66      50
                  Adjusted EBITDA ....           29         47       58             49          67      36
                  Operating Margin ...         5.7%       7.3%                     5.4%        6.0%
                  Adj EBITDA Margin ..         6.4%       6.8%                     6.1%        6.2%
----------------- --------------------- ------------ ---------- -------- -- ----------- ----------- -------
                  Units sold .........        1,621      2,088       29          2,789       3,517      26
                    Entry level ......          44%        54%                     47%         54%
                    Middle Income ....          19%        27%                     19%         25%
                    Economic .........          12%        15%                      9%         16%
                    Traditional ......          25%         4%                     24%          4%
----------------- --------------------- ------------ ---------- -------- -- ----------- ----------- -------

     ViveICA, ICA's housing subsidiary, sold 2,088 units during 2Q08, an increase of 29% compared to 1,621 units in 2Q07. As of June 30, 2008, ViveICA was developing 16 projects, located in ten states. ICA's policy is to recognize revenue once the purchaser obtains financing or title to the unit after construction is completed.

     Housing revenues increased 49% to Ps. 684 million, as compared to Ps. 458 million in the same period of 2007. The operating margin increased to 7.3% from 5.7% as a result of the mix of types of homes sold. The average unit sale price was approximately Ps. 328,000, an increase over the prior-year period. Housing Adjusted EBITDA in 2Q08 was Ps. 47 million, an increase of 58% compared to 2Q07, equivalent to an Adjusted EBITDA margin of 6.8%. Adjusted for Ps. 73 million in interest expense included in cost of sales, the margin was 10.7%.

     The land reserve as of June 30, 2008 was 1,674 hectares, equivalent to more than 80,000 housing units in 14 projects in Aguascalientes, Cancun, Playa del Carmen, Ciudad Juarez, Mexico City, Mexico State, Leon, San Miguel de Allende, Queretaro, Tijuana, Guadalajara, and Veracruz.

     The results of ViveICA, S.A. de C.V. are available through the Mexican Stock Exchange at www.bmv.com.mx, under the ticker VIVEICA in the section for debt issuers. Those results may differ from the ones presented here as a result of consolidation effects.


                                                                        6 months
(Ps. million)                            2Q07    2Q08  % Var           2007     2008   %Var
---------------------------------------------------------------------------------------------
Infrastructure . ...  Revenues ...........     652     828    27          1,242    1,589     28
                      Operating Income ...     240     282    18            465      596     28
                      Adjusted EBITDA ....     324     451    39            656      896     37
                      Operating Margin ...   36.8%   34.1%                37.4%    37.5%
                      Adj. EBITDA Margin .   49.7%   54.4%                52.8%    56.4%
Airports ....... ...  Revenues ...........     474     504     6            923    1,006      9
                      Operating Income ...     185     177    (4)           392      404      3
                      Adjusted EBITDA ....     237     274    16            518      603     16
                      Operating Margin ...   39.1%   35.2%                42.5%    40.1%
                      Adj. EBITDA Margin .   49.9%   54.4%                56.1%    60.0%
Other Concessions ..  Revenues ...........     178     324    82            320      583     83
                      Operating Income ...      54     105    92             73      192    164
                      Adjusted EBITDA ....      87     176   101            138      293    112
                      Operating Margin ...   30.5%   32.3%                22.8%    33.0%
                      Adj. EBITDA Margin .   49.1%   54.4%                43.2%    50.3%



     Infrastructure revenues increased 27% to Ps. 828 million in 2Q08, as compared to Ps. 652 million in 2Q07, principally as a result of a significant increase in the volume of operations. Operating income was Ps. 282 million in 2Q08, an 18% increase as compared to the same period of 2007. The operating margin was 34.1%, a reduction compared to 36.8% in 2Q07. Adjusted EBITDA was Ps. 451 million, equivalent to an Adjusted EBITDA margin of 54.4%.

Airports                                                                            12 months
-----------------------------------------------------------------------------------------------------------
(million passengers)                    2Q07        2Q08       % Var              2007      2008    % Var
-----------------------------------------------------------------------------------------------------------
Total passenger traffic ............     3.48        3.66         5.0              6.85      7.41      8.2
   Domestic ........................     2.94        3.11         5.8              5.49      6.07     10.5
   International ...................     0.54        0.55         0.2              1.36      1.34     (1.1)

Cargo units (=100kg) ...............     0.21        0.20        (3.1)             0.40      0.39    (3.2)
Total Workload Units ...............     3.69        3.86         4.5              7.25      7.80      7.5
-----------------------------------------------------------------------------------------------------------

     During 2Q08, 3.66 million terminal passengers were served in the 13 airports, a 5% increase as compared to the 3.48 million in the same period of 2007. Passengers on domestic flights accounted for 85% of the passenger total, and international passengers were 15%. Domestic passengers increased 5.8%, and international passengers increased 0.2% as compared to 2Q07. Monterrey airport accounted for 49% of total passengers.

     Airport revenues, which include the operations of Grupo Aeroportuario del Centro Norte (OMA), Aeroinvest, and Servicios de Tecnologia Aeroportuaria
(SETA), were Ps. 504 million, with a 35.2% operating margin. Adjusted EBITDA was Ps. 274 million, with an Adjusted EBITDA margin of 54.4%.

     Aeronautical revenues rose 6.2% to Ps. 409 million in 2Q07.
Non-aeronautical revenues increased 6.7% to Ps. 95 million. Aeronautical revenues represented 81% of the total, and non-aeronautical revenues 19%.

     The earnings report of OMA, which is the operating company in the Airports segment, can be found at http://ir.oma.aero.


Other Concessions

                                                    Remaining
                                           Length, Concession
Project (As of June 08)                      km         time       Ownership         Debt+ Equity
---------------------------------------------------------------------------------------------------
San Martin-Tlaxcala-El Molinito Highway .    26          9              20%              62
....................................................................................................
Acapulco Tunnel .........................    3           26             100%            1,217
....................................................................................................
Corredor Sur Highway, Panama ............    20          17             100%            2,496
....................................................................................................
Irapuato-La Piedad Highway PPP ..........    74          17             100%             735
....................................................................................................
Queretaro-Irapuato Highway PPP ..........    93          18             100%             927
....................................................................................................
Aqueduct II, Queretaro ..................   108          19             37%              301
....................................................................................................
Nuevo Necaxa - Tihuatlan Highway ........     85          29             50%              256
....................................................................................................
Rio Verde - Ciudad Valles Highway .......   113          19             100%             321
....................................................................................................
FARAC first package of tollroads ........   558          29             20%             9,460
....................................................................................................
Del Mayab highway*** ....................   242          13             100%            1,714
....................................................................................................
Cd. Acuna Water Treatment Plant .........    0           12             100%             239
---------------------------------------------------------------------------------------------------


     * Unconsolidated affiliate; results included in share of net income in unconsolidated affiliates.

     ** Proportional consolidation

     *** ICA acquired this concession in Mar-08, potential to enlarge concesion period, consideres net debt.



     Revenues from Other Concessions increased 82% to Ps. 324 million in 2Q08 from Ps. 178 million in 2Q07. The growth reflects the partial commencement of operations of the Irapuato - La Piedad highway PPP with revenues generated from the availability of several of the highway's segments; increases in Corredor Sur revenues; the consolidation of revenues from the Mayab Tollroad; and increases in operating and maintenance revenues from the new concessions.

     Operating income was Ps. 105 million, compared to Ps. 54 million in the prior-year period, reflecting the increased scale of operations. Adjusted EBITDA reached Ps. 176 million, more than double the 2007 period. The Adjusted EBITDA margin reached 54.4%, compared to 49.1% in the prior year period.


                                                                                       6months
                                                                           --------------------------------
(`000 vehicles per day)                 2Q07       2Q08      % Var              2007         2008    % Var
---------------------------------- ---------- ---------- ---------- ------ ---------- ------------ --------
Corredor Sur                          77,482    106,316         37            73,710       94,911       29

Acapulco Tunnel .................      9,125     10,599         16             9,253       10,615       15

Mayab Tollroad ..................         --      2,528       n.a.                --        2,316     n.a.
------------------------------- -- ---------- ---------- ---------- ------ ---------- ------------ --------

     Corredor Sur average traffic volume in 2Q08 increased 37% to 106,316 transactions per day, compared to 77,482 transactions per day in 2Q07. Revenues were Ps. 101 million, an increase of 29%, as compared to Ps. 79 million in the same period of 2007. Total debt plus equity in the project was Ps. 2,496 million at the end of 2Q08.

     The Acapulco Tunnel had an average daily traffic volume of 10,599 vehicles, an increase of 16%, as compared to 9,125 vehicles in the same quarter of 2007. Revenues were Ps. 35 million, an increase of 10% from 2Q07. Total debt plus equity in the project was Ps. 1,217 million at the end of 2Q08.

     The Irapuato-La Piedad highway PPP modernization work advanced in 2Q08, with total debt plus equity invested through June 30, 2008 of Ps. 735 million. As of quarter end, Ps. 571 million of the Ps. 580 million project finance term loan had been drawn. Revenues in the second quarter of 2008 were Ps. 88 million.

     The Queretaro-Irapuato highway PPP modernization work advanced in 2Q08, and the term financing of Ps. 1,300 million has been arranged. As of June 30 2008, Ps. 554 million had been used, and total debt plus equity invested in the project was Ps. 927 million.

     The Mayab tollroad that connects Kantunil to Cancun was acquired in March 2008. Average daily traffic during 2Q08 was 2,528 vehicles, with revenues of Ps. 97 million. As of June 30, 2008, total debt plus equity in the project was Ps. 1,714 million.


Construction Backlog
------------------------------------------------- -------------- ------ ------ ---------------- -----------
(Ps.
                                                                                                     million)
                                                                                                     Balance
                                                                                                     Months
                                                                                                     Work*
------------------------------------------------- -------------- ------ ------ ---------------- -----------
Balance, March 31, 2008 ...............................................                 29,118          18
    New contracts and contract additions ..............................                 12,980           8
    Work executed .....................................................                  4,745           3
Balance, June 30, 2008 ................................................                 37,352          24

    Projects awarded, but not yet included ............................                  1,283           1
 Total volume of work awarded .........................................                 38,635          24
------------------------------------------------- -------------- ------ ------ ---------------- -----------


* Based on construction revenues at 2Q08 levels


     New construction contract awards and net contract additions were Ps. 12,980 million in 2Q08. The principal new projects were:

     o Line 12 of the Mexico City Metro (Ps. 7,924 million);

     o Rio de los Remedios-Ecatepec tollroad (Ps. 2,672 million); and

     o Rodio projects (Ps. 433 million).

     The amounts included above represent only ICA's proportionate share of the contract value. Construction backlog was Ps. 37,352 million and was the equivalent of 24 months of work at 2Q08 levels. During the second quarter, ICA was also awarded the Tihuatlan - Avila Camacho highway project, with a value of Ps. 1,283 million. However, the contract had not yet been signed as of June 30, 2008.

     The backlog book & burn ratio is calculated as the ratio of new contracts and contract additions to construction revenues. For 2Q08, book & burn was 2.7.


Balance Sheet
------------------------------------------------------------- -------------------------------- --- ---------
(Ps. million) June 30,
                                                              --------------------------------
                                                                    2007            2008             % Var
------------------------------------------------------------- ----------------- -------------- --- ---------
Assets
   Cash and Cash Equivalents ...............................              6,863          6,004           (13)
   Trade and Contract Receivables ..........................              9,861          7,692           (22)
   Other Receivables .......................................              1,054          1,271            21
   Inventories .............................................              2,001          2,689            34
   Other Current Assets                                                     973          1,148            18

Total Current Assets .......................................             20,752         18,804           (9)

Long Term Assets ...........................................             12,004         19,084            59

Total Assets ...............................................             35,205         44,935            28
------------------------------------------------------------- ----------------- -------------- --- ---------
  Accounts Payable .........................................              2,873          2,947             3
  Current Debt .............................................              5,405          3,340          (38)
  Other Current Liabilities ................................              5,018          5,753            15
 Total Current Liabilities .................................             13,296         12,039           (9)

Long Term Liabilities ......................................              6,996         12,829            83

Stockholders' Equity .......................................             14,913         20,066            35

Total Liabilities and Stockholders' Equity .................             35,205         44,935            28
------------------------------------------------------------- ----------------- -------------- --- ---------



     Total assets as of June 30, 2008 increased by Ps. 9,729 million, total liabilities increased by Ps. 4,576 million, and capital increased by Ps. 5,153 million, as compared to June 30, 2007.

     Cash and cash equivalents were Ps. 6,004 million at June 30, 2008, a decrease of 13% as compared to 2Q07. At June 30, 2008, 54% of cash and cash equivalents were in the following subsidiaries: 28% in ICA Fluor, 15% in the reserves established to secure the Acapulco Tunnel, Corredor Sur, and Mayab financings, 9% in Airports, and 1% each in the La Yesca hydroelectric project and in Rodio. This cash generally can only be used by ICA in accordance with each subsidiary's bylaws or relevant contracts. The remaining 46%, or Ps. 2,759 million, was held at the parent company level of ICA or in its other operating subsidiaries. Of total cash as of June 30, 2008, 32% represented client advances.

     Short-term accounts receivable decreased Ps. 2,169 million, or 22%, principally as a result of the payment of accounts related to the El Cajon hydroelectric project. Civil Construction accounts receivable decreased Ps. 3,294 million, which was partially offset by the increase in Industrial Construction accounts receivable of Ps. 457 million, as a result of advances in the execution of projects. Housing accounts receivable increased Ps. 457 million as compared to 2Q07, as a result of a higher level of activity. Accounts receivable in Infrastructure increased Ps. 232 million, of which Ps. 192 million was an increase in Airports.

     Accounts receivable include deferred payments from clients that are subject to reaching defined milestones and that, in large part, require financing, since the contracts do not provide for client advances. The main projects that are included in the Industrial Construction segment totaled Ps. 1,492 million, including Package II of the Minatitlan refinery reconfiguration project (Ps. 949 million), the Chicontepec I oil field project (Ps. 280 million), and the Chicontepec II oil field project (Ps. 263 million).

     Inventories were Ps. 2,689 million, an increase of Ps. 687 million. Housing accounted for Ps. 637 million of the increase as a result of an increase in land reserves to be developed in the short term. Long-term assets were Ps. 19,084 million at June 30, 2008, an increase of Ps. 7,080 million, principally as a result of the investments in concessions, which totaled Ps. 16,304 million as of June 30, 2008. This account also includes property, plant and equipment, which increased Ps. 1,554 million as compared to the prior-year period, principally as a result of the acquisition of land reserves by the Airports division. In addition there are long term inventories of Ps. 1,402 million for Housing land reserves.

     Total assets increased Ps. 9,729 million to Ps. 44,935 million as of June 30, 2008, as compared to Ps. 35,205 million one year earlier.

     Total liabilities increased Ps. 4,576 million to Ps. 24,868 million as of June 30, 2008, as compared to Ps. 20,292 million one year earlier, as described in the debt section below.

     Shareholders' equity increased by Ps. 5,153 million as a result of the public placement of shares in September 2008, which offset the 2007 net loss resulting principally from the accounting effects of recognizing a deferred IETU tax liability.

Debt
------------------------------------------------------------------- ------------
                                                      June 30,
                                                --------------------
(Ps. million)                                     2007         2008         %Var
------------------------------------------------------------------- ------------
  Short Term                                     5,405        3,340         (38)

  Long Term                                      6,052       10,135           67

Total Debt                                      11,457       13,474           18

Total Cash and Cash Equivalents                  6,863        6,004         (13)
------------------------------------------------------------------- ------------
Total Net Debt                                   4,594        7,470           63
--------------------------------------------------------------------------------

     Total debt increased Ps. 2,017 million to Ps. 13,474 million as of June 30, 2008, as compared to Ps. 11,457 million one year earlier. The increase in total debt is a result of the consolidation of debt of the Mayab tollroad and the contracting of new loans to finance projects under construction. The latter includes the structured long term financing for the Nuevo Necaxa-Tihuatlan highway for Ps. 6,061 million that was completed in 2Q08. These increases were partially offset by the payment of debt related to the El Cajon hydroelectric project and the revaluation of dollar denominated debt as a result of the appreciation of the peso.

     Net debt increased Ps. 2,876 million, or 13%, to Ps. 7,470 million as of June 30, 2008 from Ps. 4,594 million one year earlier, as a result of the increase in debt and reduction in cash and cash equivalents.

     At June 30, 2008, 25% of ICA's total debt matures in less than one year. Debt denominated in foreign currency, principally dollars, is 29% of total debt, and 59% is securities debt.

     Based on source of repayment, all debt was project debt. ICA had no parent company debt outstanding at June 30, 2008.


Debt maturity profile
--------------------------------------------------------------------------------------------
(Ps. million) ...............     2008         2009         2010         2011       2012-25
--------------------------------------------------------------------------------------------
Total .......................    2,059        1,090          209          769         9,347
--------------------------------------------------------------------------------------------


     The weighted average interest rate on ICA's debt during the second quarter was 10.9%, as compared to 11.9% in 2Q07. The reduction in the weighted average interest rate is mainly the result of project financings obtained with lower interest rates and the effect of the revaluation of the peso on interest paid in dollars.



(Ps. million) 2Q07 2Q08
--------------------------------------------------------- ------------ ------------
Interest expense included in Integral Financing Cost ....         259          256
Interest expense included in cost of sales ..............          63           77
--------------------------------------------------------- ------------ ------------
Total Interest Expense ..................................         323          334
--------------------------------------------------------- ------------ ------------
Weighted average debt outstanding .......................      10,880       12,960
Weighted Average Interest Rate                                  11.9%        10.3%


Balance Sheet Accounts of Unconsolidated Affiliates
--------------------------------------------------------------------------------

     The following table shows the principal balance sheet accounts of unconsolidated affiliates. The full amounts are shown, not adjusted for ICA's ownership share in each affiliate.

(Ps. million) June 30, 2008
-------------------------------------------------------------
Total Assets ..........................          51,284
   Current Assets .....................           4,086
Long term assets ......................          47,198
      Concessions .....................          44,558
      Other long term assets ..........           2,640
Total liabilities .....................          34,225
Total debt ............................          32,389
Shareholders' Equity ..................          17,059
-------------------------------------------------------------



Liquidity and Financial Ratios
--------------------------------------------------------------------------------

     The current ratio (current assets/current liabilities) as of the end of 2Q08 was 1.56, unchanged from 2Q07.


(Ps. million) 2Q07 2Q08
----------------------------------------------------- --------------- -------------
Current Ratio .......................................           1.56          1.56
Interest Coverage Ratio .............................           2.85          3.15
     (Adjusted EBITDA/net interest expense*)
Leverage (Total Debt/Equity) ........................           0.77          0.67
----------------------------------------------------- --------------- -------------


     * Includes interest expense included in cost of sales


     The interest coverage ratio (Adjusted EBITDA/net interest expense) was 3.15 times in comparison to 2.85 times as of the second quarter 2007.

     The leverage  ratio (total  debt/equity)  was 0.67 as of June 30, 2008,  as
compared      to      0.77      at     June      30,      2007.

Investments
--------------------------------------------------------------------------------

     Investments in productive assets, including investments in fixed assets and deferred expenditures, totaled Ps. 1,598 million in 2Q08. The principal investments were Ps. 1,136 million in Airports, Ps. 243 million in Construction, Ps. 200 million in Concessions, and Ps. 8 million in Housing.


     Notes and  disclaimers
--------------------------------------------------------------------------------
Mexican Financial Reporting Standards (Mexican NIFs): financial statements and other information are presented in accordance with Mexican NIFs and their Interpretations (INIFs). These norms differ in certain significant respects from U.S. GAAP.

     Principal 2008 Changes in Accounting: ICA implemented several accounting changes as a result of the following changes in Mexican NIFs, which became effective on January 1, 2008:

     |X| NIF B-10 Effects of inflation provides that the effects of inflation will no longer be recognized in financial statements, effective January 1, 2008, in a non inflationary environment. From now on, the recording of inflation effects will only be required in an environment where cumulative inflation over the three preceding years is equal to or greater than 26%. As a result of this change, the amounts for the first quarter of 2008 are stated in nominal pesos.

     |X| INIF 9 Presentation of comparative financial statements with the coming into effect of NIF B-10, which provides that amounts from the first quarter of 2007 should be expressed in constant pesos of December 31, 2007 purchasing power.

     |X| NIF D-3 Employee benefits includes, among other items, changes in the estimation of current and deferred employees' statutory profit sharing (PTU), using the method established in NIF D-4 Income taxes, and the recognition of career paths of employees when making actuarial calculations.

     |X| NIF B-2 Cash flow statements replaces Bulletin B-12 Statement of changes in financial condition. As a result, the Statement of Cash Flows for the first quarter of 2008 is not comparable to the Statement of Changes in Financial Position reported for the first quarter of 2007.


     Unaudited financials: financial statements are unaudited, preliminary statements.

     Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior-year period. Percentage changes are calculated with respect to the actual numbers.

     Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under U.S. GAAP or Mexican NIF and should not be considered as an indicator of financial performance or free cash flow under U.S. GAAP or Mexican NIF. Adjusted EBITDA is defined by ICA as net income of majority interest plus: (i) net income of minority interest, (ii) taxes, (iii) share in net income of affiliates, (iv) integral financing cost, (v) other (income) expense, net, and (vi) depreciation and amortization. Adjusted EBITDA is equivalent to the financial measure used in Mexico entitled UAFIDA. ICA's management believes that it provides a useful measure of its own performance that is widely used by investors and analysts to evaluate performance and make comparisons with other companies. Other companies may define a similarly titled concept differently.

     Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 10.2995 per U.S. dollar.

     Proportional Consolidation: ICA adopted the proportionate gross consolidation method of accounting for those subsidiaries and joint ventures where there is shared control, effective at the beginning of 2006.

     Forward looking statements: This report may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.